Johnson Controls, Inc. 5757 Green Bay Avenue Milwaukee, WI 53209 Tel 414-524-2277 Fax 414-524-2077

March 26, 2015

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Johnson Controls, Inc.
Commission letter dated March 13, 2015
Commission File No. 1-5097
Response letter dated March 26, 2015

Dear Mr. O'Brien:

In response to the comment letter dated March 13, 2015 relating to Johnson Controls, Inc.'s (the "Company's") Annual Report on Form 10-K for its fiscal year ended September 30, 2014 ("Form 10-K"), the following is the Company's response. For your convenience, we have included the text of the Staff's comment.

Form 10-K for the year ended September 30, 2014

Note 16. Significant Restructuring and Impairment Costs, page 98

1.	The Commission's comment was as follows:

In future filings, please provide all of the disclosures required by SAB Topic 5:P:4, including the extent to which each restructuring activity is expected to result in cost savings or impact revenues, the periods these effects are expected to be realized and the extent you have realized the anticipated savings. Please ensure the total amount expected to be incurred is clear for each activity, as well as the cumulative amount incurred to date.

In future filings with the Commission, the Company will include within its restructuring footnote disclosure the following, for each fiscal year’s restructuring plan:

●	The total amount expected to be incurred in connection with the activity, the amount incurred in the period and the cumulative amount incurred to date.

●
For each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reasons therefor.

In addition, the Company will include substantially similar disclosure to the following within its MD&A, as appropriate, in future filings:

"The Company currently estimates that upon completion of the respective year's restructuring plans, these actions will reduce annual operating costs from continuing operations by approximately [•] million and [•] million, respectively, which is primarily the result of lower cost of sales due to reduced employee-related costs and lower depreciation and amortization expense. The Company expects a portion of these savings, net of execution costs, will be achieved over the next year and the full annual benefit of these actions is expected in fiscal [•]. For fiscal

[•], the savings from continuing operations, net of execution costs, approximate [•] % of the expected annual operating cost reduction. The restructuring actions are expected to be substantially complete by the end of fiscal [•]. The respective year's restructuring plan reserve balances of [•] million and [•] million, respectively, at [•] are expected to be paid in cash."

In addition, as requested by the Staff, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in your correspondence of March 13, 2015. If there are any further comments or questions, please do not hesitate to contact me at 414-524-2277.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ Brian J. Stief

Brian J. Stief
Executive Vice President and
Chief Financial Officer

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